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                                                                  Exhibit (a)(9)


                                   MEMORANDUM


FROM:  Robert J. Laikin, Chairman of the Board and Chief Executive Officer
DATE:  September 25, 2001
RE:    Updated Information to Offer to Exchange Options

IMPORTANT - PLEASE READ THE FOLLOWING INFORMATION CAREFULLY AND REMEMBER THAT THE DEADLINE FOR TAKING ACTION IS OCTOBER 5, 2001.

         This memorandum is being sent to you to advise you of minor adjustments to the Offer to Exchange and related documents that were previously transmitted to you on August 31, 2001. We believe that the adjustments, which are discussed in greater detail below, do not change in any material way the substantive terms of the Exchange Offer.

         PLEASE READ THE FOLLOWING INFORMATION CAREFULLY AND NOTE THAT THE DEADLINE FOR TAKING ACTION UNDER THE EXCHANGE OFFER REMAINS 5:00 P.M. INDIANAPOLIS TIME ON OCTOBER 5, 2001.

         If you have already submitted your completed and signed Letter of Transmittal and signed Agreement to Grant Stock Options and you wish to maintain your election with respect to the Options indicated in the submitted Letter of Transmittal, you do NOT need to resubmit a new Letter of Transmittal or Agreement to Grant Stock Options or take any other action at this time. If you wish to participate and exchange your Options but have not yet submitted your Letter of Transmittal or Agreement to Grant Stock Options, you may still do so by completing, signing and delivering the Letter of Transmittal and Agreement to Grant Stock Options that were previously sent to you on August 31, 2001.

         The Offer to Exchange and the forms of Letter of Transmittal, Notice of Withdrawal from the Offer and Agreement to Grant Stock Options are hereby deemed to be amended by the following adjustments:

         - The following clause from Section 7 "Conditions of the Offer" on page 24 of the Offer to Exchange, is hereby eliminated:

                  "(ii) any significant increase or decrease in the market price of the shares of our Common Stock;"

              As a result of this deletion, any increase or decrease in the market price of our Common Stock during the course of the Exchange Offer will no longer be a condition enabling us to terminate or amend the Exchange Offer or to refuse to accept tendered Options or postpone the cancellation of accepted Options.


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         -    The language in the Letter of Transmittal on page 4, in the paragraph immediately preceding the table entitled "Description of Option Tendered," is amended to remove the language "read, understands, and agrees to all of the terms of the Offer," and to replace such language with "received the documents constituting the Offer."

              The Notice of Withdrawal is amended to remove the last two sentences of the first paragraph.

              The language in the Agreement to Grant Stock Options in the last sentence of either paragraph 5 for those participants who are not receiving August 2001 Options and paragraph 6 for those participants who are receiving August 2001 Options is amended to remove the words "and reviewed."

         Furthermore, in light of the tragic events involving the World Trade Center in New York and the Pentagon in Washington, D.C., President Bush's subsequent remarks referring to the terrorist attacks as "acts of war" and the mobilization of our armed forces and the suspension of trading on all securities markets in the United States from September 11 through September 14, 2001, we believe that the conditions set forth in the Offer to Exchange in Section 7 "Conditions of the Offer" in item (i) on the bottom of page 24 with respect to a suspension of trading in, or limitation on prices for, our securities, and items
(iv) and (vi) on the top of page 25 are applicable and would otherwise enable us to terminate or amend the Exchange Offer or refuse to accept tendered Options or postpone the cancellations of accepted Options. This is to inform you, however, that we have determined to waive these conditions solely with respect to the events noted above and to proceed with the Exchange Offer in accordance with the time schedule as set forth in the Offer to Exchange and as indicated above in this memorandum. Please note, however, that, except for the waiver relating to the events described above, the conditions contained in Section 7 of the Offer to Exchange remain unchanged, and subsequent events could occur that may trigger their application.

         We would like to thank you for the responses we have received so far regarding the Exchange Offer. We encourage you to direct any and all questions regarding the Exchange Offer to Phillip A. Bounsall, our Executive Vice President, Chief Financial Officer and Treasurer by telephone at (317) 297-6100 or by e-mail at phil.bounsall@brightpoint.com.